UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 23rd April 2009	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 23rd April 2009 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the announcement of audited annual financial results of the Bank for the Financial Year ended 31st March 2009 and the press release in that regard.

Exhibit I

23rd April 2009

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Audited Annual Financial Results for the Financial Year ended 31st March 2009

We attach herewith two files containing the audited annual financial results of the Bank for the Financial Year ended 31st March 2009 as approved by the Board of Directors at its meeting held today (i.e. 23rd April 2009) and a press release issued by the Bank in this regard.

The aforesaid audited annual financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-
Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2009

							(Rs. in lacs )

Particulars				Quarter Ended 31.03.2009	Quarter Ended 31.03.2008	Year ended 31.03.2009	Year ended 31.03.2008
				Unaudited	Unaudited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)			425083	295618	1633227	1011500
	a)	Interest/discount on advances/bills		309717	200894	1213675	696673
	b)	Income on Investments		112639	87763	400796	287204
	c)	Interest on balances with Reserve Bank of India and other inter bank funds		2649	6949	18426	27239
	d)	Others		78	12	330	384
2	Other Income			111469	54934	329061	228315
3		A)	TOTAL INCOME (1) + (2)	536552	350552	1962288	1239815
4	Interest Expended			239883	131408	891110	488712
5	Operating Expenses (i) + (ii)			139617	110274	553282	374562
	i)	Employees cost		50385	34560	223820	130135
	ii)	Other operating expenses		89232	75714	329462	244427
6		B)	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	379500	241682	1444392	863274
7	Operating Profit before Provisions and Contingencies (3) - (6)			157052	108870	517896	376541
8	Provisions (Other than tax) and Contingencies			65741	46514	187970	148478
9	Exceptional Items			—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)			91311	62356	329926	228063
11	Tax Expense			28223	15245	105431	69045
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)			63088	47111	224495	159018
13	Extraordinary items (net of tax expense)			—	—	—	—
14	Net Profit / (Loss) (12-13)			63088	47111	224495	159018
15	Paid up equity share capital (Face Value of Rs.10/- each)			42538	35443	42538	35443

16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					1422095	1114280
17	Analytical Ratios
	(i)	Percentage of shares held by Government of India		Nil	Nil	Nil	Nil
	(ii)	Capital Adequacy Ratio (as per Basel 1)		15.1%	13.6%	15.1%	13.6%
	(iii)	Earnings per share (Rs.)
	(a)	Basic EPS before & after extraordinary items (net of tax expense) - not annualized		14.8	13.3	52.9	46.2
	(b)	Diluted EPS before & after extraordinary items (net of tax expense) - not annualized		14.8	13.1	52.6	45.6
	(iv)	NPA Ratios
	(a)	Gross NPA		198807	90697	198807	90697
	(b)	Net NPA		62762	29852	62762	29852
	(c)	% of Gross NPA to Gross Advances		1.98%	1.34%	1.98%	1.34%
	(d)	% of Net NPA to Net Advances		0.6%	0.5%	0.6%	0.5%
	(v)	Return on assets (average) - not annualized		0.3%	0.3%	1.3%	1.3%
18	Public Shareholding
	-	No. of shares		342941109	271989920	342941109	271989920
	-	Percentage of Shareholding		80.6%	76.7%	80.6%	76.7%
19	Promoters and Promoter Group Shareholding
	(a)	Pledged / Encumbered
	-	No. of shares		—	—	—	—
	-	Percentage of Shares (as a % of the total shareholding of promoter and promoter group)		—	—	—	—
	-	Percentage of Shares (as a % of the total share capital of the Company)		—	—	—	—
	(b)	Non - encumbered
	-	No. of shares		82443000	82443000	82443000	82443000
	-	Percentage of Shares (as a % of the total shareholding of promoter and promoter group)		100.0%	100.0%	100.0%	100.0%
	-	Percentage of Shares (as a % of the total share capital of the Company)		19.4%	23.3%	19.4%	23.3%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

					(Rs. in lacs )

Particulars		Quarter Ended 31.03.2009	Quarter Ended 31.03.2008	Year ended 31.03.2009	Year ended 31.03.2008
		Unaudited	Unaudited	Audited	Audited
1	Segment Revenue
a)	Treasury	147063	102750	491701	353373
b)	Retail Banking	382860	250449	1488083	909649
c)	Wholesale Banking	237247	199388	1060584	673731
d)	Other banking operations	67835	41208	214604	127942
e)	Unallocated	—	—	351	—
	Total	835005	593795	3255323	2064695
	Less: Inter Segmental Revenue	298453	243243	1293035	824880

	Income from Operations	536552	350552	1962288	1239815

2	Segment Results
a)	Treasury	42317	9131	48818	48832
b)	Retail Banking	15551	20136	126893	54015
c)	Wholesale Banking	20547	29398	124226	119796
d)	Other banking operations	25109	10108	63551	30987
e)	Unallocated	(12213)	(6417)	(33562)	(25567)

	Total Profit Before Tax	91311	62356	329926	228063

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	6369467	5056093	6369467	5056093
b)	Retail Banking	(3432730)	(1903697)	(3432730)	(1903697)
c)	Wholesale Banking	(1227185)	(2109915)	(1227185)	(2109915)
d)	Other banking operations	392407	325401	392407	325401
e)	Unallocated	(2101959)	(1367882)	(2101959)	(1367882)

	Total	—	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

(Rs. in lacs)

Summarised Balance Sheet	As at 31-03-2009	As at 31-03-2008
CAPITAL AND LIABILITIES
Capital	42538	35443
Equity Share Warrants	40092	—
Reserves and Surplus	1422095	1114280
Employees’ Stock Options (Grants) Outstanding	549	—
Deposits	14281158	10076860
Borrowings	268584	447886
Other Liabilities and Provisions*	2272060	1643191

Total	18327076	13317660

ASSETS
Cash and balances with Reserve Bank of India	1352721	1255318
Balances with Banks and Money at Call and Short notice	397940	222516
Investments	5881754	4939354
Advances	9888305	6342690
Fixed Assets	170673	117513
Other Assets	635683	440269

Total	18327076	13317660

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 647780 lacs as on March 31, 2009 (previous year: Rs. 324910 lacs).

Notes :

1	The above results have been approved by the Board at its meeting held on April 23, 2009. There are no qualifications in the auditor’s report for the year end. The information presented above is extracted from the audited financial statements as stated.

2	Centurion Bank of Punjab Ltd. merged with HDFC Bank Ltd. effective May 23, 2008 as per the order of Reserve Bank of India (RBI) dated May 20, 2008. The shareholders of erstwhile Centurion Bank of Punjab Ltd. (eCBoP) were allotted 6,98,83,956 equity shares of Rs. 10/- each pursuant to the share swap ratio of one (1) equity share of Rs. 10/- each of HDFC Bank Ltd. for every twenty nine (29) equity shares of Re. 1/- each held in Centurion Bank of Punjab Ltd. by them as on June 16, 2008. The merger has been accounted for as per the pooling of interest method of accounting in accordance with the scheme of amalgamation.

3	The Board of Directors at their meeting proposed a dividend of Rs. 10 per share, subject to the approval of the members at the ensuing Annual General Meeting.

4	The results for the quarter and year ended March 31, 2009 includes operations of erstwhile Centurion Bank of Punjab Ltd. (eCBoP) for the same period, on amalgamation of eCBoP with HDFC Bank Ltd. with effect from the appointed date of April 1, 2008 as per the Scheme of Amalgamation (Scheme). Hence the results for the quarter and year ended March 31, 2009 are not comparable with that of the corresponding period of the previous year.

5	Pursuant to the amalgamation of eCBoP with HDFC Bank Ltd. and post approval of the shareholders of the Bank at its extra-ordinary general meeting held on March 27, 2008, the Bank issued 2,62,00,220 warrants to HDFC Ltd. on a preferential basis during the quarter ended June 30, 2008. These warrants if exercised are convertible into equity shares.

6	During the year ended March 31, 2009, the Bank granted 1,253,000 stock options under its scheme titled “ESOS XIII” to its employees. The grant price of these options is Rs. 1,126.45, being the closing market price as on the working day immediately preceding the date of grant of options.

7	During the quarter and year ended March 31, 2009, the Bank allotted 239,681 shares and 1,067,233 shares respectively pursuant to the exercise of stock options by certain employees.

8	During the year ended March 31, 2009, the Bank changed its useful life of software, automated teller machines (ATM’s) and certain other fixed assets prospectively from April 1, 2008. Where there is a revision of the estimated useful life of an asset, the unamortised depreciable amount will be charged over the revised remaining useful life. This change in policy has resulted in the profit after tax for the year ended March 31, 2009 being higher by Rs. 31.7 crores.

9	During the year, the Bank raised Rs. 1,575 crores as Upper Tier II capital and Rs. 1,300 crores as Lower Tier II capital.

10	The bank adopted the Basel 2 framework as of March 31, 2009 and the capital adequacy ratio (CAR) computed as per Basel 2 guidelines stands at 15.69% as against the regulatory minimum of 9.0%. Tier-I CAR was 10.58% as of March 31, 2009.

11	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

12	Provision for taxes includes Rs. 6.6 crores and Rs. 28.2 crores towards provision for Fringe Benefit Tax for the quarter and year ended March 31, 2009.

13	As on March 31, 2009, the total number of branches (including extension counters) and the ATM network stood at 1,412 branches and 3,295 ATMs respectively.

14	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2009: Opening : nil ; Additions : 48 ; Disposals : 48 ; Closing position : nil.

15	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

16	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date : April 23, 2009	Managing Director

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2009

(Rs. in lacs)

Particulars				Year ended 31.03.2009	Year ended 31.03.2008
				Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)			1631402	1011703
	a)	Interest/discount on advances/bills		1211249	696666
	b)	Income on Investments		400887	287066
	c)	Interest on balances with Reserve Bank of India and other inter bank funds		18818	27611
	d)	Others		448	360
2	Other Income			343652	237577
3		A)	TOTAL INCOME (1) + (2)	1975054	1249280
4	Interest Expended			890337	488737
5	Operating Expenses (i) + (ii)			564927	382636
	i)	Employees cost		230138	133843
	ii)	Other operating expenses		334789	248793
6		B)	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1455264	871373
7	Operating Profit before Provisions and Contingencies (3) - (6)			519790	377907
8	Provisions (Other than tax) and Contingencies			187985	148489
9	Exceptional Items			—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)			331805	229418
11	Tax Expense			106592	70197
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)			225213	159221
13	Extraordinary items (net of tax expense)			—	—
14	Net Profit / (Loss) (12-13)			225213	159221
15	Minority Interest			635	670
16	Share in profits of associates			321	956
17	Consolidated profit for the year attributable to the Group			224899	159507
18	Paid up equity share capital (Face Value of Rs.10/- each)			42538	35443
19	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)			1426274	1118072
20	Analytical Ratios
	(i)	Percentage of shares held by Government of India		Nil	Nil
	(ii)	Earnings per share (Rs.)
	(a)	Basic EPS before & after extraordinary items (net of tax expense)		52.9	46.4
	(b)	Diluted EPS before & after extraordinary items (net of tax expense)		52.7	45.7

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

(Rs. in lacs)

		Year ended 31.03.2009	Year ended 31.03.2008
Particulars		Audited	Audited
1	Segment Revenue
a)	Treasury	491701	353373
b)	Retail Banking	1488083	909649
c)	Wholesale Banking	1060584	673731
d)	Other banking operations	227380	138764
e)	Unallocated	341	(1357)
	Total	3268089	2074160
	Less: Inter Segmental Revenue	1293035	824880

	Income from Operations	1975054	1249280

2	Segment Results
a)	Treasury	48818	48832
b)	Retail Banking	126892	54015
c)	Wholesale Banking	124226	119796
d)	Other banking operations	65441	33699
e)	Unallocated	(33572)	(26924)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	331805	229418

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	6369467	5056093
b)	Retail Banking	(3432730)	(1903697)
c)	Wholesale Banking	(1227185)	(2109915)
d)	Other banking operations	392407	325401
e)	Unallocated	(2101959)	(1367882)

	Total	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Group does not have material earnings emanating outside India, the Group is considered to operate in only the domestic segment.

Notes:

1	The above results have been consolidated for HDFC Bank Ltd., and its subsidiaries HDFC Securities Ltd. and HDB Financial Services Ltd. These results have been approved by the Board at its meeting held on April 23, 2009. There are no qualifications in the auditor’s report for the year end. The information presented above is extracted from the audited consolidated financial statements as stated.

2	The above results are prepared in accordance with the principles and procedures for preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements (AS 21) and in the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23) as prescribed by the Institute of Chartered Accountants of India.

3	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

4	Rs. 10 lac = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: April 23, 2009	Managing Director

NEWS RELEASE

HDFC BANK LTD. - FINANCIAL RESULTS (INDIAN GAAP)

FOR THE YEAR ENDED MARCH 31, 2009

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2009 at their meeting held in Mumbai on Thursday, April 23, 2009.

The merger of Centurion Bank of Punjab Ltd (CBoP) with HDFC Bank Limited became effective on May 23, 2008 as per the order of Reserve Bank of India (RBI), with April 1, 2008 as the appointed date. The financial results for the year ended March 2009 are therefore for the merged entity, whilst the results for the year ended March 2008 are on a standalone basis for HDFC Bank and are therefore, not comparable.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2009

For the quarter ended March 31, 2009, the Bank earned total income of Rs. 5,365.5 crores as against Rs. 3,505.5 crores in the corresponding quarter ended March 31, 2008, registering a growth of 53.1%. Net revenues (net interest income plus other income) were Rs. 2,966.7 crores for the quarter ended March 31, 2009, an increase of 35.4% over Rs. 2,191.4 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs. 2,956.2 crores in the quarter ended March 31, 2008 to Rs. 4,250.8 crores in the quarter ended March 31, 2009, up by 43.8%. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2009 increased to Rs. 1,852.0 crores, driven by average asset growth of 29% and a net interest margin of 4.2%.

Other income (non-interest revenue) registered strong growth of 102.9% from Rs. 549.3 crores for the quarter ended March 31, 2008 to Rs. 1,114.8 crores for the quarter ended March 31, 2009. The main contributor to ‘Other Income’ for the quarter was fees and commissions of Rs. 714.8 crores, up 45.8% from Rs. 490.4 crores in the corresponding quarter ended March 31, 2008. The other two major components of other income were foreign exchange/derivatives revenues of Rs. 152.8 crores and profit on revaluation/sale of investments of Rs. 243.6 crores, as against Rs. 60.4 crores and Rs. 11.4 crores respectively, for the quarter ended March 31, 2008. Operating expenses for the quarter were at Rs. 1,396.2 crores, as against Rs. 1,102.7 crores for the corresponding quarter of the previous year and were 47.1% of net revenues as against 50.3% for the corresponding quarter of the previous year. Provisions and contingencies for the quarter were Rs. 657.4 crores against Rs. 465.1 crores for the corresponding quarter ended March 31, 2008. The profit before tax grew by 46.4% to Rs. 913.1 crores for the quarter ended March 31, 2009. After providing Rs. 282.2 crores for taxation, the Bank earned a Net Profit of Rs. 630.9 crores, an increase of 33.9% over the quarter ended March 31, 2008.

Profit & Loss Account: Year ended March 31, 2009

For the year ended March 31, 2009, the Bank earned total income of Rs. 19,622.9 crores as against Rs. 12,398.2 crores in the previous year. Net revenues (net interest income plus other income) for the year ended March 31, 2009 were Rs. 10,711.8 crores, up 42.6% over Rs. 7,511.0 crores for the year ended March 31, 2008. Net Profit for year ended March 31, 2009 was Rs. 2,244.9 crores, up 41.2%, over the corresponding year ended March 31, 2008.

Balance Sheet: As of March 31, 2009

The Bank’s total balance sheet size increased by 37.6% from Rs. 133,177 crores as of March 31, 2008 to Rs. 183,271 crores as of March 31, 2009. Total deposits were Rs. 142,812 crores, an increase of 41.7% from March 31, 2008. With savings account deposits of Rs. 34,915 crores and current account deposits at Rs. 28,445 crores, the CASA mix was at around 44.4% of total deposits as at March 31, 2009. Gross advances as at March 31, 2009 were Rs. 100,239 crores, an increase of 48.3% over March 31, 2008. The Bank’s total customer assets (including advances, corporate debentures, investments in securitized paper, etc. net of loans securitized out) were Rs. 100,436 crores as of March 31, 2009. Retail loans at Rs. 61,154 crores were up 55.5% over March 31, 2008 and now form 61% of gross advances.

Dividend:

The Board of Directors recommended an enhanced dividend of 100% for the year ended March 31, 2009, as against 85% for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2009 (computed as per Basel 1 guidelines) stood at 15.1% as against 13.6% as of March 31, 2008. The Bank adopted the Basel 2 framework as of March 31, 2009 and the CAR computed as per Basel 2 guidelines stands at 15.7% as against the regulatory minimum of 9.0%. Tier-I CAR was 10.6% as of March 31, 2009.

The Bank raised Rs. 2,875 crores of Tier II bonds during the year ended March 31, 2009.

BUSINESS UPDATE:

As of March 31, 2009, the Bank’s distribution network was at 1,412 branches and 3,295 ATMs in 528 cities as against 761 branches and 1,977 ATMs in 327 cities as of March 31, 2008.

During the year, as a result of the CBoP merger and the step-up in retail customer acquisition, deposit accounts increased from 8.7 million to just over 15 million. Total cards issued (debit and credit cards) crossed 13 million including over 4 million credit cards.

At the beginning of the financial year, on account of the CBoP merger the Bank’s gross non-performing assets (NPAs) increased from 1.3% of advances (standalone HDFC Bank as of March 31, 2008) to 1.7% (merged balance sheet). Gross NPAs as of March 31, 2009 were at 1.98% of advances as against 1.91% as of December 31, 2008. The erstwhile CBoP portfolio (net of run off and write offs) accounted for approximately 42% of the Bank’s gross NPAs as of March 31, 2009. The Bank’s specific provisioning policies for

NPAs have always been more conservative than regulatory requirements. In the quarter ended March 31, 2009, specific provisioning and write offs were further accelerated for certain portfolio segments in the light of the overall economic environment. Net NPAs as of March 31, 2009 were 0.63% of net advances. The NPA coverage ratio based on specific provisions was therefore 68%, and based on total provisions (specific and general) was over 100%. Total restructured assets as of March 31, 2009 were Rs. 120 crores of which Rs. 69 crores were classified as NPAs. In addition, applications received for loan restructuring which were yet to be approved or implemented amounted to Rs. 305 crores, of which Rs. 254 crores were classified as NPAs. Total standard assets which have been restructured or where restructuring is under consideration were therefore, 0.1% of the bank’s gross advances as of March 31, 2009.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.